SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Jumei International Holding Limited

(Name of the Issuer)

Jumei International Holding Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L206**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

Tel: +86 10-5676-6999

With a copy to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway

Admiralty

Hong Kong

Tel: +852 2219-0888

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$ 127,605,917.27	$ 16,563.25

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer (the “Class A Ordinary Shares”).

**	This CUSIP number applies to the issuer’s ADSs.

***

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.00 for 63,304,836 outstanding Class A Ordinary Shares (including shares represented by ADSs of the issuer subject to the transaction plus (b) the product of 383,798 Class A Ordinary Shares issuable under all outstanding and unexercised options with exercise prices of less than $2.00 multiplied by $1.18120 per option share (which is the difference between the $2.00 per Class A Ordinary Share merger consideration and the weighted average exercise price of the options of $0.81880 per Class A Ordinary Share), plus (c) the product of 271,452 Class A Ordinary Shares underlying the restricted share units multiplied by $2.00 per Class A Ordinary Share ((a), (b), and (c) together, the “Transaction Valuation”). There has been an exercise of options, and as a result, the aggregate cash payment for the outstanding Class A Ordinary Shares and ADSs and outstanding and unexercised options has been adjusted accordingly.

****	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2020, issued on August 23, 2019, was calculated by multiplying the Transaction Valuation by 0.00012980.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $16,563.25	Filing Party: Jumei Investment Holding Limited, Super ROI Global Holding Limited, Mr. Leo Ou Chen
Form or Registration No.: Schedule TO	Date Filed: February 26, 2020; April 9, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No.3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on February 26, 2020 with the Securities and Exchange Commission (the “SEC”) by Jumei International Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A Ordinary Shares (as defined below) and ADSs (as defined below) that are the subject of the Rule 13e-3 transaction described below.

This Amendment No. 3 relates to the cash tender offer by Jumei Investment Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Purchaser”), and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all the outstanding class A ordinary shares of the Company, par value $0.00025 per share (the “Class A Ordinary Shares”), and American depositary shares (the “ADSs”, each representing ten Class A Ordinary Shares) other than Class A Ordinary Shares and ADSs owned by Parent and Purchaser, at a purchase price of $2.00 per Class A Ordinary Share or $20.00 per ADS, net to the seller in cash, without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) required by applicable law (the “Offer”). Parent is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Leo Ou Chen (“Mr. Chen”) as settlor and Mr. Chen and his family as beneficiaries. Mr. Chen is the founder, the chairman of the board of directors of the Company, the chief executive officer and the acting chief financial officer of the Company. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger Agreement, the Purchaser will merge with and into the Company (the “Merger”) through a “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by the Purchaser and Parent on February 26, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated February 26, 2020 (the “Offer to Purchase,” and the related Letters of Transmittal, which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 26, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment No. 3. All information contained in this Schedule 13E-3 concerning the Company, Parent and the Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule 14D-9 as amended by the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on April 9, 2020, a copy of which is filed as Exhibit (a)(2)(E) hereto, and the information contained in the Schedule TO as amended by the Tender Offer Statement (Amendment No. 3) on Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020, a copy of which is filed as Exhibit (a)(1)(J) hereto, are incorporated herein by reference, and amend, supplement and restate, as the case may be, the Statement.

ITEM 15.	OTHER INFORMATION.

Item 15 is hereby amended and supplemented to include the following as a new paragraph at the end of “(c) Other Material Information”:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on April 8, 2020 (the “Expiration Day”). Computershare Trust Company, N.A., the Tender Agent, has advised Parent and Purchaser that, as of immediately prior to the end of the Expiration Day, a total of 40,344,690 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 63.7% of 63,304,836 outstanding Class A Ordinary Shares.  In addition, Notices of Guaranteed Delivery have been delivered for 7,332,940 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), representing approximately 11.6% of the outstanding Class A Ordinary Shares.

The number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Class A Ordinary Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Tender Agent) immediately prior to the end of the Expiration Day satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Day, Purchaser accepted for payment all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer.

Parent has advised the Company that it intends to cause Purchaser to consummate the Merger as soon as practicable, in accordance with the terms of the Merger Agreement. The Merger is anticipated to be effective on April 14, 2020. At the Merger effective time, each outstanding Class A Ordinary Share (other than those held by Parent or Purchaser or any other wholly owned subsidiary of Parent) will be converted into the right to receive $2.0 in cash per Class A Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the Merger effective time, together with the underlying Class A Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $20.0 in cash per ADS without interest and less $0.05 per ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the Merger Consideration will be provided to the Company's shareholders who did not tender their Class A Ordinary Shares and/or ADSs in the Offer.

Following consummation of the Merger, Parent intends to cause all ADSs to be delisted from the New York Stock Exchange and Class A Ordinary Shares deregistered under the Exchange Act.

On April 9, 2020, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(2)(F) and is incorporated herein by reference.”

ITEM 16.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(J)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 9, 2020).

(a)(2)(F)	Press Release issued by Parent and the Company on April 9, 2020 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Chairman of the Special Committee of the Board of Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 9, 2020).

(a)(2)(F)	Press Release issued by Parent and the Company on April 9, 2020 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).